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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4 )*

Pharsight Corporation
(Name of Issuer)
Common Stock ($0.001 par value)
(Title of Class of Securities)
71721Q 10 1
(CUSIP Number)
Tony Di Bona
Alloy Ventures, Inc.
400 Hamilton Avenue, 4th Floor
Palo Alto, California 94301
(650) 687-5010
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 1, 2006 and September 1, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	71721Q 10 1	Page	2	of	20

1	NAMES OF REPORTING PERSONS: Alloy Ventures 2000, LLC (“Alloy 2000”)

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC, BK, AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

California

	7	SOLE VOTING POWER:

NUMBER OF		5,117,189 shares, of which 907,329 shares are issuable pursuant to warrants that are exercisable within 60 days, 3,714,562 shares are directly owned by Alloy Ventures 2000, L.P. (“Alloy Ventures”), 765,875 shares are directly owned by Alloy Investors 2000, L.P. (“Alloy Investors”), 446,399 shares are directly owned by Alloy Corporate 2000, L.P. (“Alloy Corporate”) and 190,353 shares are directly owned by Alloy Partners 2000, L.P. (“Alloy Partners”). Alloy 2000, the general partner of Alloy Ventures, Alloy Investors, Alloy Corporate and Alloy Partners, may be deemed to have sole voting power to vote these shares and Craig Taylor, Douglas E. Kelly, John F. Shoch, Tony Di Bona and J. Leighton Read, the managing members of Alloy 2000, may be deemed to have shared power to vote these shares.

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		5,117,189 shares, of which 907,329 shares are issuable pursuant to warrants that are exercisable within 60 days, 3,714,562 shares are directly owned by Alloy Ventures, 765,875 shares are directly owned by Alloy Investors, 446,399 shares are directly owned by Alloy Corporate, and 190,353 shares are directly owned by Alloy Partners. Alloy 2000, the general partner of Alloy Ventures, Alloy Investors, Alloy Corporate and Alloy Partners, may be deemed to have sole dispositive power to dispose of these shares and Craig Taylor, Douglas E. Kelly, John F. Shoch, Tony Di Bona and J. Leighton Read, the managing members of Alloy 2000, may be deemed to have shared power to dispose these shares.

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5,117,189 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

23.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

CUSIP No.	71721Q 10 1	Page	3	of	20

1	NAMES OF REPORTING PERSONS: Alloy Ventures 2000, L.P. (“Alloy Ventures”)

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
Tax I.D. Number: 77-0539231

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

California

	7	SOLE VOTING POWER:

NUMBER OF		3,714,562 shares, of which 658,618 shares are issuable pursuant to warrants that are exercisable within 60 days. Alloy 2000, the general partner of Alloy Ventures, may be deemed to have sole voting power to vote these shares and Craig Taylor, Douglas E. Kelly, John F. Shoch, Tony Di Bona and J. Leighton Read, the managing members of Alloy 2000, may be deemed to have shared power to vote these shares.

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		3,714,562 shares, of which 658,618 shares are issuable pursuant to warrants that are exercisable within 60 days. Alloy 2000, the general partner of Alloy Ventures, may be deemed to have sole dispositive power to dispose of these shares and Craig Taylor, Douglas E. Kelly, John F. Shoch, Tony Di Bona and J. Leighton Read, the managing members of Alloy 2000, may be deemed to have shared power to dispose of these shares.

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,714,562 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

16.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

CUSIP No.	71721Q 10 1	Page	4	of	20

1	NAMES OF REPORTING PERSONS: Alloy Investors 2000, L.P. (“Alloy Investors”)

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
Tax I.D. Number: 77-0539235

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

BK

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

California

	7	SOLE VOTING POWER:

NUMBER OF		765,875 shares, of which 135,799 shares are issuable pursuant to warrants that are exercisable within 60 days. Alloy 2000, the general partner of Alloy Investors, may be deemed to have sole voting power to vote these shares and Craig Taylor, Douglas E. Kelly, John F. Shoch, Tony Di Bona and J. Leighton Read, the managing members of Alloy 2000, may be deemed to have shared power to vote these shares.

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		765,875 shares, of which 135,799 shares are issuable pursuant to warrants that are exercisable within 60 days. Alloy 2000, the general partner of Alloy Investors, may be deemed to have sole dispositive power to dispose of these shares and Craig Taylor, Douglas E. Kelly, John F. Shoch, Tony Di Bona and J. Leighton Read, the managing members of Alloy 2000, may be deemed to have shared power to dispose of these shares.

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

765,875 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

03.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

CUSIP No.	71721Q 10 1	Page	5	of	20

1	NAMES OF REPORTING PERSONS: Alloy Corporate 2000, L.P. (“Alloy Corporate”)

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
Tax I.D. Number: 77-0539236

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

BK

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

California

	7	SOLE VOTING POWER:

NUMBER OF		446,399 shares, of which 79,155 shares are issuable pursuant to warrants that are exercisable within 60 days. Alloy 2000, the general partner of Alloy Corporate, may be deemed to have sole voting power to vote these shares and Craig Taylor, Douglas E. Kelly, John F. Shoch, Tony Di Bona and J. Leighton Read, the managing members of Alloy 2000, may be deemed to have shared power to vote these shares.

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		446,399 shares, of which 79,155 shares are issuable pursuant to warrants that are exercisable within 60 days. Alloy 2000, the general partner of Alloy Corporate, may be deemed to have sole dispositive power to dispose of these shares and Craig Taylor, Douglas E. Kelly, John F. Shoch, Tony Di Bona and J. Leighton Read, the managing members of Alloy 2000, may be deemed to have shared power to dispose of these shares.

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

446,399 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

02.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

CUSIP No.	71721Q 10 1	Page	6	of	20

1	NAMES OF REPORTING PERSONS: Alloy Partners 2000, L.P. (“Alloy Partners”)

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
Tax I.D. Number: 77-0539233

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

California

	7	SOLE VOTING POWER:

NUMBER OF		190,353 shares, of which 33,757 shares are issuable pursuant to warrants that are exercisable within 60 days. Alloy 2000, the general partner of Alloy Partners, may be deemed to have sole voting power to vote these shares and Craig Taylor, Douglas E. Kelly, John F. Shoch, Tony Di Bona and J. Leighton Read, the managing members of Alloy 2000, may be deemed to have shared power to vote these shares.

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		190,353 shares, of which 33,757 shares are issuable pursuant to warrants that are exercisable within 60 days. Alloy 2000, the general partner of Alloy Partners, may be deemed to have sole dispositive power to dispose of these shares and Craig Taylor, Douglas E. Kelly, John F. Shoch, Tony Di Bona and J. Leighton Read, the managing members of Alloy 2000, may be deemed to have shared power to dispose of these shares.

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

190,353 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

CUSIP No.	71721Q 10 1	Page	7	of	20

1	NAMES OF REPORTING PERSONS: Craig Taylor (“Taylor”)

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		8,333,431 shares, of which 998,975 shares are issuable pursuant to warrants that are exercisable within 60 days, 3,216,242 shares are directly owned by Asset Management Associates 1996, L.P. (“AMA”), 3,714,562 shares are directly owned by Alloy Ventures 2000, L.P. (“Alloy Ventures”), 765,875 shares are directly owned by Alloy Investors 2000, L.P. (“Alloy Investors”), 446,399 shares are directly owned by Alloy Corporate 2000, L.P. (“Alloy Corporate”) and 190,353 shares are directly owned by Alloy Partners 2000, L.P. (“Alloy Partners”). AMC Partners 96, L.P., the general partner of AMA, may be deemed to have sole voting power to vote 3,216,242 of these shares. Alloy 2000, the general partner of Alloy Ventures, Alloy Investors, Alloy Corporate and Alloy Partners, may be deemed to have sole voting power to vote 5,117,189 of these shares. Taylor, a general partner of AMC and a managing member of Alloy 2000, may be deemed to have shared power to vote all of these shares.

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

8,333,431 shares, of which 998,975 shares are issuable pursuant to warrants that are exercisable within 60 days, 3,216,242 shares are directly owned by (AMA), 3,714,562 shares are directly owned by Alloy Ventures, 765,875 shares are directly owned by Alloy Investors, 446,399 shares are directly owned by Alloy Corporate and 190,353 shares are directly owned by Alloy Partners. AMC Partners 96, L.P., the general partner of AMA, may be deemed to have sole dispositive power to dispose of 3,216,242 of these shares. Alloy 2000, the general partner of Alloy Ventures, Alloy Investors, Alloy Corporate and Alloy Partners, may be deemed to have sole dispositive power to dispose of 5,117,189 of these shares. Taylor, a general partner of AMC and a managing member of Alloy 2000, may be deemed to have shared power to dispose of all of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

8,333,431 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

37.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

CUSIP No.	71721Q 10 1	Page	8	of	20

1	NAMES OF REPORTING PERSONS: Douglas E. Kelly (“Kelly”)

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		25,000 shares issuable pursuant to options that vest within 60 days.

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		8,333,431 shares, of which 998,975 shares are issuable pursuant to warrants that are exercisable within 60 days, 3,216,242 shares are directly owned by Asset Management Associates 1996, L.P. (“AMA”), 3,714,562 shares are directly owned by Alloy Ventures 2000, L.P. (“Alloy Ventures”), 765,875 shares are directly owned by Alloy Investors 2000, L.P. (“Alloy Investors”), 446,399 shares are directly owned by Alloy Corporate 2000, L.P. (“Alloy Corporate”) and 190,353 shares are directly owned by Alloy Partners 2000, L.P. (“Alloy Partners”). AMC Partners 96, L.P., the general partner of AMA, may be deemed to have sole voting power to vote 3,216,242 of these shares. Alloy 2000, the general partner of Alloy Ventures, Alloy Investors, Alloy Corporate and Alloy Partners, may be deemed to have sole voting power to vote 5,117,189 of these shares. Kelly, a general partner of AMC and a managing member of Alloy 2000, may be deemed to have shared power to vote all of these shares.

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		25,000 shares issuable pursuant to options that vest within 60 days.

WITH	10	SHARED DISPOSITIVE POWER:

8,333,431 shares, of which 998,975 shares are issuable pursuant to warrants that are exercisable within 60 days, 3,216,242 shares are directly owned by (AMA), 3,714,562 shares are directly owned by Alloy Ventures, 765,875 shares are directly owned by Alloy Investors, 446,399 shares are directly owned by Alloy Corporate and 190,353 shares are directly owned by Alloy Partners. AMC Partners 96, L.P., the general partner of AMA, may be deemed to have sole dispositive power to dispose of 3,216,242 of these shares. Alloy 2000, the general partner of Alloy Ventures, Alloy Investors, Alloy Corporate and Alloy Partners, may be deemed to have sole dispositive power to dispose of 5,117,189 of these shares. Kelly, a general partner of AMC and a managing member of Alloy 2000, may be deemed to have shared power to dispose of all of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

8,358,431 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

38.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

CUSIP No.	71721Q 10 1	Page	9	of	20

1	NAMES OF REPORTING PERSONS: John F. Shoch (“Shoch”)

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		8,333,431 shares, of which 998,975 shares are issuable pursuant to warrants that are exercisable within 60 days, 3,216,242 shares are directly owned by Asset Management Associates 1996, L.P. (“AMA”), 3,714,562 shares are directly owned by Alloy Ventures 2000, L.P. (“Alloy Ventures”), 765,875 shares are directly owned by Alloy Investors 2000, L.P. (“Alloy Investors”), 446,399 shares are directly owned by Alloy Corporate 2000, L.P. (“Alloy Corporate”) and 190,353 shares are directly owned by Alloy Partners 2000, L.P. (“Alloy Partners”). AMC Partners 96, L.P., the general partner of AMA, may be deemed to have sole voting power to vote 3,216,242 of these shares. Alloy 2000, the general partner of Alloy Ventures, Alloy Investors, Alloy Corporate and Alloy Partners, may be deemed to have sole voting power to vote 5,117,189 of these shares. Shoch, a general partner of AMC and a managing member of Alloy 2000, may be deemed to have shared power to vote all of these shares.

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

8,333,431 shares, of which 998,975 shares are issuable pursuant to warrants that are exercisable within 60 days, 3,216,242 shares are directly owned by (AMA), 3,714,562 shares are directly owned by Alloy Ventures, 765,875 shares are directly owned by Alloy Investors, 446,399 shares are directly owned by Alloy Corporate and 190,353 shares are directly owned by Alloy Partners. AMC Partners 96, L.P., the general partner of AMA, may be deemed to have sole dispositive power to dispose of 3,216,242 of these shares. Alloy 2000, the general partner of Alloy Ventures, Alloy Investors, Alloy Corporate and Alloy Partners, may be deemed to have sole dispositive power to dispose of 5,117,189 of these shares. Shoch, a general partner of AMC and a managing member of Alloy 2000, may be deemed to have shared power to dispose of all of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

8,333,431 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

37.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

CUSIP No.	71721Q 10 1	Page	10	of	20

1	NAMES OF REPORTING PERSONS: Tony Di Bona (“Di Bona”)

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Australia

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		8,333,431 shares, of which 998,975 shares are issuable pursuant to warrants that are exercisable within 60 days, 3,216,242 shares are directly owned by Asset Management Associates 1996, L.P. (“AMA”), 3,714,562 shares are directly owned by Alloy Ventures 2000, L.P. (“Alloy Ventures”), 765,875 shares are directly owned by Alloy Investors 2000, L.P. (“Alloy Investors”), 446,399 shares are directly owned by Alloy Corporate 2000, L.P. (“Alloy Corporate”) and 190,353 shares are directly owned by Alloy Partners 2000, L.P. (“Alloy Partners”). AMC Partners 96, L.P., the general partner of AMA, may be deemed to have sole voting power to vote 3,216,242 of these shares. Alloy 2000, the general partner of Alloy Ventures, Alloy Investors, Alloy Corporate and Alloy Partners, may be deemed to have sole voting power to vote 5,117,189 of these shares. Di Bona, a general partner of AMC and a managing member of Alloy 2000, may be deemed to have shared power to vote all of these shares.

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

8,333,431 shares, of which 998,975 shares are issuable pursuant to warrants that are exercisable within 60 days, 3,216,242 shares are directly owned by (AMA), 3,714,562 shares are directly owned by Alloy Ventures, 765,875 shares are directly owned by Alloy Investors, 446,399 shares are directly owned by Alloy Corporate and 190,353 shares are directly owned by Alloy Partners. AMC Partners 96, L.P., the general partner of AMA, may be deemed to have sole dispositive power to dispose of 3,216,242 of these shares. Alloy 2000, the general partner of Alloy Ventures, Alloy Investors, Alloy Corporate and Alloy Partners, may be deemed to have sole dispositive power to dispose of 5,117,189 of these shares. Di Bona, a general partner of AMC and a managing member of Alloy 2000, may be deemed to have shared power to dispose of all of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

8,333,431 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

37.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

CUSIP No.	71721Q 10 1	Page	11	of	20

1	NAMES OF REPORTING PERSONS: J. Leighton Read (“Read”)

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		5,117,189 shares, of which 907,329 shares are issuable pursuant to warrants that are exercisable within 60 days, 3,714,562 shares are directly owned by Alloy Ventures 2000, 765,875 shares are directly owned by Alloy Investors 2000, 446,399 shares are directly owned by Alloy Corporate 2000, and 190,353 shares are directly owned by Alloy Partners 2000. Alloy 2000, the general partner of Alloy Ventures, Alloy Investors, Alloy Corporate and Alloy Partners, may be deemed to have sole voting power to vote these shares and Read, a managing member of Alloy 2000, may be deemed to have shared power to vote these shares.

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

5,117,189 shares, of which 907,329 shares are issuable pursuant to warrants that are exercisable within 60 days, 3,714,562 shares are directly owned by Alloy Ventures 2000, 765,875 shares are directly owned by Alloy Investors 2000, 446,399 shares are directly owned by Alloy Corporate 2000, and 190,353 shares are directly owned by Alloy Partners 2000. Alloy 2000, the general partner of Alloy Ventures, Alloy Investors, Alloy Corporate and Alloy Partners, may be deemed to have sole dispositive power to dispose of these shares and Read, a managing member of Alloy 2000, may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5,117,189 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

23.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

CUSIP No.	71721Q 10 1	Page	12	of	20

Item 1.	Security and Issuer

This Statement constitutes Amendment No. 4 to the Schedule 13D previously filed on July 8, 2002, as amended by Amendment No. 1 previously filed on September 20, 2002, Amendment No. 2 previously filed on February 28, 2005 and Amendment No. 3 previously filed on February 14, 2006 and amends Items 1, 4 and 5. All capitalized terms not otherwise defined shall have the meaning ascribed to the terms in the previously filed statement on Schedule 13D. Except as expressly amended below, the Schedule 13D remains in full force and effect.

The Reporting Persons acquired the Common Stock requiring the filing of this Amendment No. 4 to the Schedule 13D, as amended, as a result of the payment of dividends by Pharsight consisting of Series B preferred stock (“Series B Preferred Stock”) of Pharsight. Each share of Series B Preferred Stock is convertible into four shares of Common Stock.

Item 4.	Purpose of Transaction

Item 4 is amended hereby by adding the following:

The Reporting Persons acquired the Series B Preferred Stock as a result of the payment of dividends by Pharsight on June 1, 2006 and September 1, 2006. 10,860 shares of Series B Preferred Stock are held by Alloy Partners 2000, L.P., 52,684 shares of Series B Preferred Stock are held by Alloy Ventures 2000, L.P., 6,328 shares of Series B Preferred Stock are held by Alloy Corporate 2000, L. P., and 2,696 shares of Series B Preferred Stock are held by Alloy Investors 2000, L.P. Each share of Series B Preferred Stock is convertible into four shares of Common Stock.

Item 5.	Interest in Securities of the Issuer

Item 5 is deleted in its entirety and replaced with the following:

(a) Reference is made to rows (11) and (13) on the cover page for each Reporting Person.

Such shares reported by Alloy 2000 include 4,209,860 shares of Common Stock issuable upon the conversion of Series A Preferred Stock and Series B Preferred Stock and 907,329 shares of Common Stock issuable upon the exercise of Warrants.

Such shares reported by Alloy Ventures include 3,055,944 shares of Common Stock issuable upon the conversion of Series A Preferred Stock and Series B Preferred Stock and 658,618 shares of Common Stock issuable upon the exercise of Warrants.

Such shares reported by Alloy Investors include 630,076 shares of Common Stock issuable upon the conversion of Series A Preferred Stock and Series B Preferred Stock and 135,799 shares of Common Stock issuable upon the exercise of Warrants.

Such shares reported by Alloy Corporate include 367,244 shares of Common Stock issuable upon the conversion of Series A Preferred Stock and Series B Preferred Stock and 79,155 shares of Common Stock issuable upon the exercise of Warrants.

Such shares reportable by Alloy Partners include 156,596 shares of Common Stock issuable upon the conversion of Series A Preferred Stock and Series B Preferred Stock and 33,757 shares of Common Stock issuable upon the exercise of Warrants.

Such shares reported by Craig Taylor, John F. Shoch and Tony Di Bona include 4,209,860 shares of Common Stock issuable upon the conversion of Series A Preferred Stock and Series B Preferred Stock and 907,329 shares of Common Stock issuable upon the exercise of Warrants and 3,216,242 shares of Common Stock, of which 91,646

CUSIP No.	71721Q 10 1	Page	13	of	20

shares of Common Stock are issuable pursuant to Warrants that are exercisable within 60 days, held by AMA (as defined below).

Such shares reported by J. Leighton Read include 4,209,860 shares of Common Stock issuable upon the conversion of Preferred Stock and Series B Preferred Stock and 907,329 shares issuable upon the exercise of Warrants.

Such shares reported by Douglas E. Kelly include 4,209,860 shares of Common Stock issuable upon the conversion of Preferred Stock and Series B Preferred Stock, 907,329 shares of Common Stock issuable upon the exercise of Warrants and 25,000 shares of Common Stock issuable upon the exercise of certain stock options that are exercisable within 60 days and 3,216,242 shares of Common Stock, of which 91,646 shares of Common Stock are issuable pursuant to Warrants that are exercisable within 60 days, held by AMA (as defined below).

(b)	Reference is made to rows (7) through (10) on the cover page for each Reporting Person. Alloy 2000, the general partner of Alloy Ventures, Alloy Investors, Alloy Corporate and Alloy Partners, may be deemed to have sole power to vote and dispose of all shares of Common Stock that are owned by such parties. Craig Taylor, Douglas E. Kelly, John F. Shoch, Tony Di Bona and J. Leighton Read, the managing members of Alloy 2000, may be deemed to have shared power to vote and dispose of all shares of Common Stock that are owned by Alloy 2000, Alloy Ventures, Alloy Investors, Alloy Corporate and Alloy Partners.

AMC Partners 96, L.P., a California limited partnership (“AMC”), is the general partner of Asset Management Associates 1996, L.P., a California limited partnership (“AMA”). AMC and AMA are venture capital and investment management firms. AMA holds 3,216,242 shares of Common Stock, of which 91,646 shares are issuable pursuant to warrants that are exercisable within 60 days. AMC and Craig Taylor, Douglas E. Kelly, John F. Shoch, Tony Di Bona, Franklin P. Johnson, Jr. and W. Ferrell Sanders, the general partners of AMC (collectively, the “General Partners”), may be deemed to have shared power to vote and dispose of all shares of Common Stock that are owned by AMC and AMA. The address of AMC, AMA and the General Partners is c/o AMC Partners 96, L.P., 400 Hamilton Avenue, 4th Floor, Palo Alto, California 94301.

Franklin P. Johnson, Jr. and W. Ferrell Sanders are employed as general partners of AMC and are citizens of the United States. Reference is made to Rows 1 and 6 of the cover pages for the names and citizenship for each of Craig Taylor, Douglas E. Kelly, John F. Shoch and Tony Di Bona. The present principal occupation or employment for each of Craig Taylor, Douglas E. Kelly, John F. Shoch and Tony Di Bona is set forth on Schedule I to this Schedule 13D.

During the past five years, neither AMC, AMA nor any of the General Partners has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, neither AMC, AMA nor any of the General Partners was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

AMC and each of Craig Taylor, Douglas E. Kelly, John F. Shoch and Tony Di Bona hereby disclaim beneficial ownership of shares of Pharsight directly owned by AMA, except to the extent of their proportionate partnership interest and any indirect pecuniary interest therein.

(c)	In the past 60 days, none of the Reporting Persons has engaged in any transaction in the classes of securities covered by this statement except for the transactions herein reported.

(d)	Craig Taylor, Douglas E. Kelly, John F. Shoch, Tony Di Bona and J. Leighton Read, the managing members of Alloy 2000, will benefit economically from the Common Stock held by Alloy 2000, Alloy Ventures, Alloy Investors, Alloy Corporate and Alloy Partners, and from their interest in such entities, as disclosed in Rows 7 and 9 of the cover page for each of Craig Taylor, Douglas E. Kelly, John F. Shoch, Tony Di Bona and J. Leighton Read.

Under certain circumstances set forth in the limited partnership agreements of AMC and AMA, the general and limited partners of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of Pharsight owned by such entity of which they are a partner.

(e)	Not applicable.

CUSIP No.	71721Q 10 1	Page	14	of	20
SIGNATURES
Date: September 1, 2006

ALLOY VENTURES 2000, LLC

By: /s/ Tony Di Bona

Tony Di Bona, Managing Member

ALLOY VENTURES 2000, L.P.

By: /s/ Tony Di Bona

Tony Di Bona, Managing Member of Alloy Ventures 2000, LLC, the general partner of Alloy Ventures 2000, L.P.

ALLOY INVESTORS 2000, L.P.

By: /s/ Tony Di Bona

Tony Di Bona, Managing Member of Alloy Ventures 2000, LLC, the general partner of Alloy Investors 2000, L.P.

ALLOY CORPORATE 2000, L.P.

By: /s/ Tony Di Bona

Tony Di Bona, Managing Member of Alloy Ventures 2000, LLC, the general partner of Alloy Corporate 2000, L.P.

ALLOY PARTNERS 2000, L.P.

By: /s/ Tony Di Bona

Tony Di Bona, Managing Member of Alloy Ventures 2000, LLC, the general partner of Alloy Partners 2000, L.P.

/s/ Tony Di Bona, authorized signer

CRAIG TAYLOR

/s/ Tony Di Bona, authorized signer

DOUGLAS E. KELLY

/s/ Tony Di Bona, authorized signer

JOHN F. SHOCH

/s/ Tony Di Bona

TONY DI BONA

/s/ Tony Di Bona, authorized signer

J. LEIGHTON READ
Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

CUSIP No.	71721Q 10 1	Page	15	of	20
Schedule I
Managing Members of Alloy Ventures 2000, LLC, and General
Partners of AMC Partners 96 L.P

Name	Principal Occupation or Employment

Craig Taylor	President, Alloy Ventures, Inc., Managing Member of Alloy Ventures 2000, LLC, and General Partner of AMC Partners 96 L.P.

Douglas E. Kelly	Vice President, Alloy Ventures, Inc., Managing Member of Alloy Ventures 2000, LLC, and General Partner of AMC Partners 96 L.P.

John F. Shoch	Vice President, Alloy Ventures, Inc., Managing Member of Alloy Ventures 2000, LLC, and General Partner of AMC Partners 96 L.P.

Tony Di Bona	Chief Financial Officer, Alloy Ventures, Inc., Managing Member of Alloy Ventures 2000, LLC, and General Partner of AMC Partners 96 L.P.

J. Leighton Read	Vice President, Alloy Ventures, Inc., Managing Member of Alloy Ventures 2000, LLC
All individuals named in the above table are employed by Alloy Ventures, Inc., The address of Alloy Ventures Inc. is 400 Hamilton Avenue, 4th Floor, Palo Alto, CA 94301.

CUSIP No.	71721Q 10 1	Page	16	of	20
Exhibit A
     The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the Common Stock of Pharsight Corporation shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D.
Executed this 1st day of September, 2006.

ALLOY VENTURES 2000, LLC

By: /s/ Tony Di Bona

Tony Di Bona, Managing Member

ALLOY VENTURES 2000, L.P.

By: /s/ Tony Di Bona

Tony Di Bona, Managing Member of Alloy Ventures 2000, LLC, the general partner of Alloy Ventures 2000, L.P.

ALLOY INVESTORS 2000, L.P.

By: /s/ Tony Di Bona

Tony Di Bona, Managing Member of Alloy Ventures 2000, LLC, the general partner of Alloy Investors 2000, L.P.

ALLOY CORPORATE 2000, L.P.

By: /s/ Tony Di Bona

Tony Di Bona, Managing Member of Alloy Ventures 2000, LLC, the general partner of Alloy Corporate 2000, L.P.

ALLOY PARTNERS 2000, L.P.

By: /s/ Tony Di Bona

Tony Di Bona, Managing Member of Alloy Ventures 2000, LLC, the general partner of Alloy Partners 2000, L.P.

/s/ Tony Di Bona, authorized signer

CRAIG TAYLOR

/s/ Tony Di Bona, authorized signer

DOUGLAS E. KELLY

/s/ Tony Di Bona, authorized signer

JOHN F. SHOCH

/s/ Tony Di Bona

TONY DI BONA

/s/ Tony Di Bona, authorized signer

J. LEIGHTON READ

CUSIP No.	71721Q 10 1	Page	17	of	20
POWER OF ATTORNEY
     Know all by these presents, that the undersigned hereby constitutes and appoints each of J. Leighton Read, M.D., John. F. Shoch and Tony Di Bona, signing individually, the undersigned’s true and lawful attorneys-in fact and agents to:
     (1) execute for and on behalf of the undersigned, an officer, director or holder of a registered class of securities of any company (in reference to any such company, the “Company”), any form or document to be filed with the United States Securities and Exchange Commission in accordance with any rule, regulation or statute that governs such filing;
     (2) do and perform any and all acts for and on behalf of the undersigned that may be necessary or desirable to complete and execute such form or document, complete and execute any amendment or amendments thereto, and timely file such forms or documents or amendments thereto with the United States Securities and Exchange Commission and any stock exchange or similar authority; and
     (3) take any other action of any nature whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact’s discretion.
     The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Company assuming, any of the undersigned’s responsibilities to comply with any rule, regulation or statute which applies to such forms or documents.
     This Power of Attorney shall remain in full force and effect until the earliest to occur of (a) the undersigned is no longer required to file any form or document with respect to the undersigned’s holdings of and transactions in securities issued by the Company, (b) revocation by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact or (c) as to any attorney-in-fact individually, until such attorney-in-fact shall no longer be employed by Alloy Ventures, Inc.
     In Witness Whereof, the undersigned has cause this Power of Attorney to be executed as of this 10th day of September, 2002.

/s/ Craig C. Taylor
Craig C. Taylor

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POWER OF ATTORNEY
     Know all by these presents, that the undersigned hereby constitutes and appoints each of J. Leighton Read, M.D., John F. Shoch and Craig C. Taylor, signing individually, the undersigned’s true and lawful attorneys-in fact and agents to:
     (1) execute for and on behalf of the undersigned, an officer, director or holder of a registered class of securities of any company (in reference to any such company, the “Company”), any form or document to be filed with the United States Securities and Exchange Commission in accordance with any rule, regulation or statute that governs such filing;
     (2) do and perform any and all acts for and on behalf of the undersigned that may be necessary or desirable to complete and execute such form or document, complete and execute any amendment or amendments thereto, and timely file such forms or documents or amendments thereto with the United States Securities and Exchange Commission and any stock exchange or similar authority; and
     (3) take any other action of any nature whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact’s discretion.
     The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Company assuming, any of the undersigned’s responsibilities to comply with any rule, regulation or statute which applies to such forms or documents.
     This Power of Attorney shall remain in full force and effect until the earliest to occur of (a) the undersigned is no longer required to file any form or document with respect to the undersigned’s holdings of and transactions in securities issued by the Company, (b) revocation by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact or (c) as to any attorney-in-fact individually, until such attorney-in-fact shall no longer be employed by Alloy Ventures, Inc.
     In Witness Whereof, the undersigned has cause this Power of Attorney to be executed as of this 11th day of September, 2002.

/s/ Douglas E. Kelley
Douglas E. Kelley

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POWER OF ATTORNEY
     Know all by these presents, that the undersigned hereby constitutes and appoints each of J. Leighton Read, M.D., Craig C. Taylor and Tony Di Bona, signing individually, the undersigned’s true and lawful attorneys-in fact and agents to:
     (1) execute for and on behalf of the undersigned, an officer, director or holder of a registered class of securities of any company (in reference to any such company, the “Company”), any form or document to be filed with the United States Securities and Exchange Commission in accordance with any rule, regulation or statute that governs such filing;
     (2) do and perform any and all acts for and on behalf of the undersigned that may be necessary or desirable to complete and execute such form or document, complete and execute any amendment or amendments thereto, and timely file such forms or documents or amendments thereto with the United States Securities and Exchange Commission and any stock exchange or similar authority; and
     (3) take any other action of any nature whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact’s discretion.
     The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Company assuming, any of the undersigned’s responsibilities to comply with any rule, regulation or statute which applies to such forms or documents.
     This Power of Attorney shall remain in full force and effect until the earliest to occur of (a) the undersigned is no longer required to file any form or document with respect to the undersigned’s holdings of and transactions in securities issued by the Company, (b) revocation by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact or (c) as to any attorney-in-fact individually, until such attorney-in-fact shall no longer be employed by Alloy Ventures, Inc.
     In Witness Whereof, the undersigned has cause this Power of Attorney to be executed as of this 11th day of September, 2002.

/s/ John F. Shoch
John F. Shoch

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POWER OF ATTORNEY
     Know all by these presents, that the undersigned hereby constitutes and appoints each of John F. Shoch, Craig C. Taylor and Tony Di Bona, signing individually, the undersigned’s true and lawful attorneys-in fact and agents to:
     (1) execute for and on behalf of the undersigned, an officer, director or holder of a registered class of securities of any company (in reference to any such company, the “Company”), any form or document to be filed with the United States Securities and Exchange Commission in accordance with any rule, regulation or statute that governs such filing;
     (2) do and perform any and all acts for and on behalf of the undersigned that may be necessary or desirable to complete and execute such form or document, complete and execute any amendment or amendments thereto, and timely file such forms or documents or amendments thereto with the United States Securities and Exchange Commission and any stock exchange or similar authority; and
     (3) take any other action of any nature whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact’s discretion.
     The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Company assuming, any of the undersigned’s responsibilities to comply with any rule, regulation or statute which applies to such forms or documents.
     This Power of Attorney shall remain in full force and effect until the earliest to occur of (a) the undersigned is no longer required to file any form or document with respect to the undersigned’s holdings of and transactions in securities issued by the Company, (b) revocation by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact or (c) as to any attorney-in-fact individually, until such attorney-in-fact shall no longer be employed by Alloy Ventures, Inc.
     In Witness Whereof, the undersigned has cause this Power of Attorney to be executed as of this 10th day of September, 2002.

/s/ J. Leighton Read
J. Leighton Read, M.D.